FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated May 05, 2010, Excel Maritime Reports Results for the First Quarter Ended March 31, 2010.

Exhibit 1

Excel Maritime Reports Results for the First Quarter Ended March 31, 2010

ATHENS, GREECE – May 5, 2010 – Excel Maritime Carriers Ltd (NYSE: EXM) (“Excel”), an owner and operator of dry bulk carriers and an international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its operating and financial results for the first quarter ended March 31, 2010.

First Quarter 2010 Highlights:

	Three Months ended March 31,
	2009	2010
(amounts in millions of U.S. Dollars, except per share data and daily TCE)
Voyage Revenues	$92.8	$104.2
Net Income	$118.0	$67.3
Adjusted Net Income (Loss)	$(8.1)	$8.9
Earnings per Share (Diluted)	$2.57	$0.82
Adjusted Earnings per Share (Diluted)	$(0.18)	$0.11
Adjusted EBITDA	$53.3	$62.0
Time Charter Equivalent (TCE) per day	$21,024	$24,451

A reconciliation of the non-GAAP measures discussed above is included in a subsequent section of this release.

Management Commentary:

Pavlos Kanellopoulos, Chief Financial Officer of Excel, stated, “We are pleased to report yet another profitable quarter with increased cash flow generation. We believe that our balanced fleet deployment strategy has allowed us to take advantage of the improving dry bulk market conditions and has resulted in increased EBITDA and operating cash flow compared to the respective period of last year. This has allowed us to repay bank debt, improve the capital structure of the company and secure the required funding for all our capex commitments for 2010. We believe that the performance of the dry bulk market throughout the past five quarters has justified our cautiously optimistic outlook that we have been communicating to our shareholders.”

First Quarter 2010 Corporate Developments

New-building Vessels

On March 8, 2010, Christine Shipco LLC paid an amount of $7.3 million to the shipyard, representing the scheduled installment due on the vessel launching. The M/V Christine is a Capesize vessel with a carrying capacity of 180,000dwt and was delivered from the Imabari Shipyard in Japan on April 30, 2010 as mentioned below.

On March 9, 2010, Hope Shipco LLC paid $15.6 million to the shipyard, representing the second installment due on the steel cutting.

New Loan Agreements and Loan Repayment

On February 11, 2010, Hope Shipco LLC entered into a bank loan agreement for the financing of the vessel M/V Hope (to be named M/V Mairaki upon delivery) in the maximum amount of $42.0 million and in any event not more than 75% of the fair value of the vessel upon delivery. The loan will be drawn down in various installments following the vessel’s construction progress through November 2010 and is repayable in twenty quarterly installments and a balloon payment through January 2016. The first installment will be due three months from the vessel delivery. The first drawdown, amounting to $13.9 million, took place on March 9, 2010 to partially finance the second payment installment to the shipyard upon the steel cutting that has taken place, as provided in the relevant shipbuilding contract.

On March 9, 2010, Hope Shipco LLC repaid its then outstanding debt under its previous credit facility amounting to $10.9 million.

Exercise of Warrants

On March 31, 2010, entities affiliated with the family of the Chairman of Excel’s Board of Directors exercised 1,428,572 warrants, being part of the 5,500,000 warrants granted to such entities as part of the loan amendments of March 2009, at a price of $3.50 per warrant to purchase 1,428,572 shares of our class A common stock at a price of $3.50 per warrant. The related proceeds amounted to $5.0 million and were used to repay part of the $1.4 billion Nordea loan facility on April 1, 2010.

Based on an amendment to the warrants dated March 26, 2010, Excel granted to the above-mentioned entities a nine month extension until December 31, 2010 in order to exercise the remaining 4,071,428 warrants.

Recent Developments

On April 26, 2010, we entered into a bank loan agreement for the post-delivery financing of the vessel M/V Christine in the amount of the lesser of $42.0 million or 65% of the fair value of the vessel MV Christine upon delivery. The loan was drawn down on April 27, 2010. The loan is repayable in 26 quarterly installments and a balloon payment through December 2016. The first installment will be due three months after the drawdown.

On April 30, 2010, the vessel M/V Christine was delivered from the shipyard at a total cost of approximately $72.5 million. On the same date, Christine Shipco LLC’s previous indebtedness in the amount of $25.3 million was fully repaid. The delivery installment and the loan repayment were financed through the loan proceeds of $42.0 million discussed above and contributions made by each partner. The vessel commenced employment as specified below.

Vessels New Fixtures

On February 25, 2010, the M/V Linda Leah, a Panamax vessel of 73,317 dwt built in 1997, was fixed under a new time charter for a period of 12-14 months at a daily rate of $24,000.

On February 26, 2010, the M/V Coal Glory, a Panamax vessel of 73,670 dwt built in 1995, was fixed under a new time charter for a period of 13-16 months at a daily rate of $24,000.

On February 26, 2010, the M/V Coal Pride, a Panamax vessel of 72,493 dwt built in 1999, was fixed under a new time charter for a period of 13-16 months at a daily rate of $24,000.

On March 4, 2010, the M/V Grain Harvester, a Panamax vessel of 76,417 dwt built in 2004, was fixed under a new time charter for a period of 13-15 months at a daily rate of $30,000.

On April 8, 2010, the M/V Fortezza, a Panamax vessel of 69,634 dwt built in 1993, was fixed under a new time charter for a period of 13-16 months at a daily rate of $27,000.

On May 1, 2010, following its delivery from the shipyard, the M/V Christine, a Capesize vessel of 180,000 dwt commenced a period charter until February 2016 at a daily rate of $25,000 plus a 50% profit sharing over the base rate based on the monthly average BCI Time Charter Rate, as published daily by the Baltic Exchange in London.

Time Charter Coverage

As of today, we have secured under time charter employment 63.6% of our operating days for 2010 (Q2-Q4) and 17.3% for the year ending December 31, 2011.

First Quarter 2010 Results:

Excel reported net profit for the quarter of $67.3 million or $0.82 per weighted average diluted share compared to a net profit of $118.0 million or $2.57 per weighted average diluted share in the first quarter of 2009.

The first quarter 2010 results include a non-cash unrealized interest-rate swap gain of $0.4 million compared to a non-cash unrealized interest-rate swap gain of $6.7 million in the corresponding period in 2009. The changes in the fair values of interest rate swaps are recorded in income as they do not meet the criteria for hedge accounting. In addition, the first quarter 2009 results include $0.1 million of a non- cash gain on sale of a vessel.

Included in the above net income is also the amortization of favorable and unfavorable time charters that were fair valued upon acquiring Quintana Maritime Limited (“Quintana”) on April 15, 2008 amounting to a net income of $58.0 million ($0.71 per weighted average diluted share) and $119.3 million ($2.60 per weighted average diluted share) for the first quarters of 2010 and 2009, respectively.

Adjusted net income, excluding all the above items, for the first quarter of 2010 would have amounted to $8.9 million or $0.11 per weighted average diluted share compared to an adjusted net loss, excluding all the above items, for the first quarter of 2009 of $8.1 million or $0.18 per weighted average diluted share.

A reconciliation of adjusted Net income to Net Income is included in a subsequent section of this release.

Included in the above adjusted net income is also the amortization of stock based compensation expense of $0.7 million ($0.01 per weighted average diluted share) and $2.4 million ($0.05 per weighted average diluted share), for the quarters ended March 31, 2010 and 2009, respectively.

Voyage revenues for the first quarter of 2010 amounted to $104.2 million as compared to $92.8 million for the same period in 2009, an increase of approximately 12.3%.

An average of 47.0 and 47.8 vessels were operated during the first quarters of 2010 and 2009, respectively, earning a blended average time charter equivalent rate of $24,451 and $21,024 per day, respectively.  Please refer to a subsequent section of this Press Release for a calculation of the TCE.

Adjusted EBITDA for the first quarter of 2010 was $62.0 million compared to $53.3 million for the first quarter of 2009, an increase of approximately 16.3%. (Please refer to a subsequent section of this Press Release for a reconciliation of adjusted EBITDA to Net Income)

Conference Call Details:

Tomorrow May 6, 2010 at 10:00 A.M. EDT, the Company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Excel Maritime” to the operator.

A telephonic replay of the conference call will be available until May 13, 2010 by dialing 1 866 247 4222 (US Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1838801#

Slides and Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through Excel s’ website (www.excelmaritime.com). Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

- Financial Statements and Other Financial Data Follow -

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE QUARTER ENDED MARCH 31, 2009 AND 2010

(In thousands of U.S. Dollars, except for share and per share data)

	First Quarter
	2009	2010
REVENUES:
Voyage revenues	$92,806	$104,245
Time Charter fair value amortization	129,137	67,842
Revenue from managing related party vessels	165	105
Revenue from operations	222,108	172,192

EXPENSES:
Voyage expenses	4,826	6,050
Charter hire expense	8,096	8,096
Charter hire amortization	9,846	9,849
Commissions to a related party	458	734
Vessel operating expenses	21,145	21,085
Depreciation expense	30,533	30,401
Dry-docking and special survey cost	4,106	3,520
General and administrative expenses	7,291	6,924
	86,301	86,659

Gain on sale of vessel	61	-

Income from operations	135,868	85,533

OTHER INCOME (EXPENSES):
Interest and finance costs	(18,023)	(10,770)
Interest income	76	352
Interest rate swap gain (loss)	558	(7,321)
Foreign exchange gains	88	79
Other, net	(440)	(304)
Total other income (expenses), net	(17,741)	(17,964)

Net income before taxes and loss assumed by non controlling interests	118,127	67,569

US Source Income taxes	(176)	(286)

Net income	117,951	67,283

Loss assumed by non-controlling interest	41	13

Net income attributable to Excel Maritime Carriers Ltd.	$117,992	$67,296

Earnings per common share, basic	$2.57	$0.85
Weighted average number of shares, basic	45,835,762	78,967,525
Earnings per common share, diluted	$2.57	$0.82
Weighted average number of shares, diluted	45,835,762	81,623,273

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2009 AND MARCH 31, 2010 (UNAUDITED)

(In thousands of U.S. Dollars)

ASSETS	December 31, 2009	March 31, 2010

CURRENT ASSETS:
Cash and cash equivalents	$100,098	$102,568
Restricted cash	34,426	46,193
Accounts receivable	3,784	3,401
Other current assets	9,792	7,494
Total current assets	148,100	159,656

FIXED ASSETS:
Vessels, net	2,660,163	2,629,871
Advances for vessels under construction	71,184	94,067
Office furniture and equipment, net	1,450	1,375
Total fixed assets, net	2,732,797	2,725,313

OTHER NON CURRENT ASSETS:
Time charters acquired, net	224,311	214,462
Restricted cash	24,974	24,981

Total assets	$3,130,182	$3,124,412

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	$134,681	$130,174
Accounts payable	5,349	8,513
Other current liabilities	47,801	46,271
Current portion of financial instruments	29,343	21,025
Total current liabilities	217,174	205,983

Long-term debt, net of current portion and net of deferred financing fees	1,121,765	1,112,925
Time charters acquired, net	280,413	212,571
Financial instruments	24,558	32,514

Total liabilities	1,643,910	1,563,993

Commitments and contingencies	-	-

STOCKHOLDERS’ EQUITY:
Preferred stock	-	-
Common stock	799	813
Additional paid-in capital	1,046,606	1,052,317
Other Comprehensive Loss	(85)	(85)
Retained earnings	433,845	501,141
Less: Treasury stock	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders’ equity	1,480,976	1,553,997
Non-controlling interests	5,296	6,422
Total Stockholders’ Equity	1,486,272	1,560,419

Total liabilities and stockholders’ equity	$3,130,182	$3,124,412

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

FOR THE QUARTER ENDED MARCH 31, 2009 AND 2010

(In thousands of U.S. Dollars)

	First Quarter
	2009	2010
Cash Flows from Operating Activities:
Net income	$117,951	$67,283
Adjustments to reconcile net income to net cash provided by operating activities	(90,626)	(24,719)
Changes in operating assets and liabilities:
Operating assets	6,927	2,681
Operating liabilities	5,982	1,634
Net Cash provided by Operating Activities	$40,234	$46,879

Cash Flows from Investing Activities:
Advances for vessels under construction	(668)	(22,883)
Additions to vessel cost	(78)	-
Additions to office furniture and equipment	(28)	(34)
Proceeds from sale of vessel	3,735	-
Net cash provided by (used in) Investing Activities	$2,961	$(22,917)

Cash Flows from Financing Activities:
Increase in restricted cash	-	(11,774)
Proceeds from long-term debt	-	18,967
Repayment of long-term debt	(68,157)	(34,484)
Payment of financing costs	-	(340)
Issuance of common stock	45,000	5,000
Capital contributions from non-controlling interest owners	419	1,139
Net cash used in Financing Activities	$(22,738)	$(21,492)

Net increase in cash and cash equivalents	20,457	2,470
Cash and cash equivalents at beginning of period	109,792	100,098
Cash and cash equivalents at end of the period	$130,249	$102,568

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments	$18,025	$8,366

Adjusted EBITDA Reconciliation
(all amounts in thousands of U.S. Dollars)
	First Quarter
	2009	2010
Net income	117,992	67,296
Interest and finance costs, net (1)	24,133	18,101
Depreciation	30,533	30,401
Dry-dock and special survey cost	4,106	3,520
Unrealized swap gain	(6,744)	(362)
Amortization of T/C fair values (2)	(119,291)	(57,993)
Stock based compensation	2,411	725
Gain on sale of vessel	(61)	-
Taxes	176	286
Adjusted EBITDA	53,255	61,974

(1) Includes swap interest paid and received
(2) Analysis:	First Quarter
	2009	2010

Non-cash amortization of unfavorable time charters in revenue	(77,663)	(67,842)
Non-cash accelerated amortization of M/V Sandra and M/V Coal Pride time charter fair value due to charter termination	(51,474)	-
Non-cash amortization of favorable time charters in charter hire expense	9,846	9,849
	(119,291)	(57,993)

Reconciliation of Net Income to Adjusted Net Income (loss)
(all amounts in thousands of U.S. Dollars)
	First Quarter
	2009	2010
Net income	117,992	67,296
Unrealized swap gains	(6,744)	(362)
Gain on sale of vessel	(61)	-
Amortization of T/C fair values	(119,291)	(57,993)
Adjusted net income (loss)	(8,104)	8,941

Reconciliation of Earnings per Share (Diluted) to Adjusted Earnings (losses) per Share (Diluted)
(all amounts in U.S. Dollars)
	First Quarter
	2009		2010
Earnings per Share (Diluted)	$2.57		$0.82
Unrealized swap gain	$(0.15)		-	(*)
Gain on sale of vessel	-	(*)	-
Amortization of T/C fair values	$(2.60)		$(0.71)
Adjusted Earnings (losses) per Share (Diluted)	$(0.18)		$0.11

(*) Effect insignificant

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA represents net income plus net interest expense, depreciation, amortization, and taxes eliminating the effect of deferred stock-based compensation, gains or losses on the sale of vessels, amortization of deferred time charter assets and liabilities and unrealized gains or losses on swaps, which are significant non-cash items. Following Excel’ s change in the method of accounting for dry docking and special survey costs, such costs are also included in the adjustments to EBITDA for comparability purposes. Excel’s management uses adjusted EBITDA as a performance measure. Excel believes that adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not a measure recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. Excel’s definition of adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Adjusted Net Income represents net income plus unrealized gains or losses from our swap transactions and any gains or losses on sale of vessels, both of which are significant non-cash items and eliminating the effect of deferred time charter assets and liabilities. Adjusted Earnings per Share (diluted) represents Adjusted Net Income divided by the weighted average shares outstanding (diluted).

These measures are “non-GAAP financial measures” and should not be considered substitutes for net income or earnings per share (diluted), respectively, as reported under GAAP. Excel has included an adjusted net income and adjusted earnings per share (diluted) calculation in this period in order to facilitate comparability between Excel’s performance in the reported periods and its performance in prior periods.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 40 vessels and, together with seven Panamax vessels under bareboat charters and one Capesize vessel that operates through a joint venture in which it participates by 71.4%, operates 48 vessels (six Capesize, 14 Kamsarmax, 21 Panamax, two Supramax and five Handymax vessels) with a total carrying capacity of approximately 4.0 million DWT.  Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Excel’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.

Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.

Although Excel believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Excel. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to the ability to changes in the demand for dry bulk vessels, competitive factors in the market in which Excel operates; risks associated with operations outside the United States; and other factors listed from time to time in Excel’s filings with the Securities and Exchange Commission. Excel expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Excel’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

        www.excelmaritime.com

APPENDIX

The following key indicators highlight Excel’s financial and operating performance for the three months ended March 31, 2010 compared to the corresponding period in the prior year. In the table below, the Panamax fleet includes both Kamsarmax and Panamax vessels and the Handymax fleet includes both Supramax and Handymax vessels:

Vessel Employment
(In U.S. Dollars per day, unless otherwise stated)
	CAPESIZE FLEET		PANAMAX FLEET		HANDYMAX FLEET		TOTAL FLEET
	Quarter ended March 31,
	2009	2010	2009	2010	2009	2010	2009	2010

Total calendar days	450	450	3,150	3,150	704	630	4,304	4,230
Available days under period charter	450	432	2,352	1,978	140	35	2,942	2,445
Available days under spot/short duration charter	-	-	766	964	455	577	1,221	1,541
Utilization	100.0%	96.0%	99.0%	93.4%	84.5%	97.1%	96.7%	94.2%
Time charter equivalent per ship per day-period	42,460	37,983	24,244	21,965	16,747	10,601	26,673	24,634
Time charter equivalent per ship per day-spot	-	-	8,493	26,443	5,605	20,335	7,416	24,155
Time charter equivalent per ship per day-weighted average	42,460	37,983	20,375	23,432	8,230	19,785	21,024	24,451
Net daily revenue per ship per day	42,460	36,456	20,164	21,890	6,955	19,211	20,335	23,041
Vessel operating expenses per ship per day	(5,157)	(5,077)	(4,810)	(4,985)	(5,216)	(4,881)	(4,913)	(4,985)
Net Operating cash flows per ship per day before G&A expenses	37,303	31,379	15,354	16,905	1,739	14,330	15,422	18,056

Glossary of Terms

Average number of vessels This is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

Total calendar days We define these as the total days we owned the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during a period.

Available days These are the calendar days less the aggregate number of off-hire days associated with major repairs, dry docks or special or intermediate surveys and the aggregate amount of time spent positioning vessels and any unforeseen off-hire. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenue.

Available days under spot / short duration charter This is defined as available days under spot charters and / or time charters of duration of less than six months.

Fleet utilization This is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing available days by calendar days for the relevant period.

Time charter equivalent per ship per day (“TCE”): This is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Time Charter Equivalent Calculation
(all amounts in thousands of U.S. Dollars, except for Daily Time Charter Equivalent and available days)
	First Quarter
	2009	2010
Voyage revenues	92,806	104,245
Voyage expenses	(5,284)	(6,784)
Total revenue, net of voyage expenses	87,522	97,461
Total available days	4,163	3,986
Daily Time charter equivalent	21,024	24,451

Net daily revenue We define this as the daily TCE rate including idle time.

Daily vessel operating expenses This includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and is calculated by dividing vessel operating expenses by total calendar days for the relevant time period.

Daily general and administrative expense This is calculated by dividing general and administrative expense by total calendar days for the relevant time period.

Expected Amortization Schedule for Fair Valued Time Charters for Next Year
(in USD millions)	2Q’10	3Q’10	4Q’10	1Q’11	Total

Amortization of unfavorable time charters (1)	91.0	52.3	51.0	0.9	195.2
Amortization of favorable time charters (2)	(10.1)	(10.1)	(10.1)	(9.9)	(40.2)

(1)

Adjustment to Revenue from operations i.e. increases revenues

(2)

Adjustment to Charter hire expenses i.e. increases charter hire expense

Fleet List as of May 3, 2010:

Vessel Name	Dwt	Year Built	Charter Type	Daily rate	Average Charter Expiration

Iron Miner	177,931	2007	Period	$41,355	Feb 2012
Kirmar	164,218	2001	Period	$49,000 (net)	May 2013
Iron Beauty	164,218	2001	Spot
Lowlands Beilun (1)	170,162	1999	Spot
Sandra (2)	180,274	2008	Period	$32,000	Sep 2010
Christine (3,4)	180,000	2010	Period	$25,000	Feb 2016
Total Capesize	1,036,803
Iron Manolis	82,269	2007	Period	$22,000	Dec 2010
Iron Brooke	82,594	2007	Period	$21,000	Dec 2010
Iron Lindrew	82,598	2007	Period	$21,000	Dec 2010
Coal Hunter	82,298	2006	Period	$22,000	Dec 2010
Pascha	82,574	2006	Period	$21,000	Dec 2010
Coal Gypsy	82,221	2006	Period	$22,000	Dec 2010
Iron Anne	82,220	2006	Period	$22,000	Dec 2010
Iron Vassilis	82,257	2006	Period	$22,000	Dec 2010
Iron Bill	82,187	2006	Period	$22,000	Dec 2010
Santa Barbara	82,266	2006	Period	$22,000	Dec 2010
Ore Hansa	82,209	2006	Period	$22,000	Dec 2010
Iron Kalypso	82,224	2006	Period	$22,000	Dec 2010
Iron Fuzeyya	82,209	2006	Period	$22,000	Dec 2010
Iron Bradyn	82,769	2005	Period	$22,000	Dec 2010
Total Kamsarmax	1,152,895
Grain Harvester	76,417	2004	Period	$30,000	May 2011
Grain Express	76,466	2004	Period	$22,000	Dec 2010
Iron Knight	76,429	2004	Period	$22,000	Dec 2010
Coal Pride	72,493	1999	Period	$24,000	May 2011
Isminaki	74,577	1998	Spot
Angela Star	73,798	1998	Spot
Elinakos	73,751	1997	Spot
Happy Day	71,694	1997	Spot
Iron Man (A)	72,861	1997	Period	$18,500	August 2010
Coal Age (A)	72,824	1997	Period	$21,250	Oct 2010
Fearless I (A)	73,427	1997	Spot
Barbara (A)	73,307	1997	Period	$23,000	Jul 2010
Linda Leah (A)	73,317	1997	Period	$24,000	Apr 2011
King Coal (A)	72,873	1997	Period	$56,000	Jun 2011
Coal Glory (A)	73,670	1995	Period	$24,000	May 2011
Powerful	70,083	1994	Spot
First Endeavour	69,111	1994	Spot
Rodon	73,656	1993	Spot
Birthday	71,504	1993	Period	$16,500	Jul 2010
Renuar	70,155	1993	Period	$22,500	Dec 2010
Fortezza	69,634	1993	Period	$27,000	Jul 2011
Total Panamax	1,532,047
July M	55,567	2005	Spot
Mairouli	53,206	2005	Spot
Total Supramax	108,773
Emerald	45,588	1998	Spot
Princess I	38,858	1994	Spot
Marybelle	42,552	1987	Spot
Attractive	41,524	1985	Spot
Lady	41,090	1985	Spot
Total Handymax	209,612
Total Fleet	4,040,130
Average age		9.7 Yrs

Fleet to be delivered	Type	Dwt	Estimated delivery (B)
Hope (tbn-Mairaki) (D)	Capesize	181,000	November 2010

Fleet to be delivered (C)	Type	Dwt	Estimated delivery (B)
Fritz (E)	Capesize	180,000	May 2010
Benthe (E)	Capesize	180,000	June 2010
Gayle Frances (E)	Capesize	180,000	July 2010
Iron Lena (E)	Capesize	180,000	August 2010

(1)A second charter on the vessel has been fixed commencing upon completion of her current charter and through September 2015 at a daily base rate of $28,000, with 50% profit sharing based on the monthly average BCI Time Charter Rate, as published daily by the Baltic Exchange in London.

 (2)A second charter on the vessel has been fixed commencing upon completion of her current charter and through February 2016 at a daily base rate of $25,000, with 50% profit sharing based on the monthly AV4 BCI Time Charter Rate, which is the Baltic Capesize Index Average of four specific time charter routes as published daily by the Baltic Exchange in London.

(3) The charter has a 50% profit sharing over the base rate on the monthly average BCI Time Charter Rate, as defined above.

(4) Excel holds a 71.4% interest in the joint venture that owns the vessel.

(A)  These vessels were sold in 2007 and leased back on a bareboat charter through July 2015.

(B) The delivery dates shown in this column are estimates based on the delivery dates set forth in the relevant shipbuilding contracts or resale agreements.

(C) No refund guarantee has been received for these newbuildings and Excel does not believe that the respective new building contracts will materialize. There can be no assurance that the vessels will be delivered timely or at all.

(D)  Excel holds a 100% interest in the company that will own the vessel.

(E)    Excel holds a 50% interest in the joint ventures that will own these vessels.

For further details on the fleet and their employment please refer to our website at www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: May 5, 2010

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer